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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM N-8F

         APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT
                                    COMPANIES

I.   GENERAL IDENTIFYING INFORMATION

     1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1);

          [X]  MERGER

          [ ]  LIQUIDATION

          [ ]  ABANDONMENT OF REGISTRATION
               (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

          [ ]  Election of status as a BUSINESS DEVELOPMENT COMPANY
               (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of this form.)

     2.   Name of fund: BREMER INVESTMENT FUNDS, INC.

     3.   Securities and Exchange Commission File No.: 811-07919

     4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

          [X]  Initial Application   [ ]  Amendment

     5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

          445 MINNESOTA STREET
          SUITE 2000
          SAINT PAUL, MN 55101

     6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

          CHRISTOPHER C. CLEVELAND
          BRIGGS AND MORGAN, P.A.
          80 S. 8TH STREET
          SUITE 2200
          MINNEAPOLIS, MN 55402
          TEL: 612-977-8489

     7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a, .31a-2]:

          ALL ACCOUNTS, BOOKS AND OTHER DOCUMENTS REQUIRED TO BE MAINTAINED PURSUANT TO SECTION 31(A) OF THE INVESTMENT COMPANY ACT AND THE RULES THEREUNDER ARE MAINTAINED AT THE OFFICES OF THE REGISTRANT AND THE OFFICES OF THE REGISTRANT'S INVESTMENT ADVISER, BREMER

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          TRUST, NATIONAL ASSOCIATION, 445 MINNESOTA STREET, SUITE 2000, SAINT
          PAUL, MN 55101, AND (I) IN THE CASE OF RECORDS CONCERNING CUSTODIAL FUNCTIONS, AT THE OFFICES OF THE REGISTRANT'S CUSTODIAN, U.S. BANK, N.A., 425 WALNUT STREET, CINCINNATI, OH 45202; (II) IN THE CASE OF RECORDS CONCERNING TRANSFER AGENCY, FUND ACCOUNTING AND ADMINISTRATION FUNCTIONS, AT THE OFFICES OF THE REGISTRANT'S TRANSFER AGENT AND FUND ADMINISTRATOR, U.S. BANCORP FUND SERVICES, LLC, 615 EAST MICHIGAN STREET, 3RD FLOOR, MILWAUKEE, WI 53202; AND (III) IN THE CASE OF RECORDS CONCERNING DISTRIBUTION FUNCTIONS, AT THE OFFICES OF THE REGISTRANT'S DISTRIBUTOR, RAFFERTY CAPITAL MARKETS, LLC, 59 HILTON AVENUE, SUITE 101, GARDEN CITY, NEW YORK 11530.

          NOTE: Once deregistered a fund is still required to maintain and preserve the records described in rules 31a-1 and 3a-2 for the periods specified in those rules.

     8.   Classification of fund (check only one):

          [X]  Management company;

          [ ]  Unit investment trust; or

          [ ]  Face-amount certificate company.

     9. Subclassification if the fund is a management company (check only one):

          [X]  Open-end   [ ]  Closed-end

     10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

          MARYLAND

     11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years even if the fund's contracts with those advisers have been terminated:

          BREMER TRUST, NATIONAL ASSOCIATION, 445 MINNESOTA STREET, SUITE 2000, SAINT PAUL, MN 55101

          RICHFIELD BANK & TRUST CO. WAS A SUB-ADVISER TO THE LEGACY MINNESOTA MUNICIPAL BOND FUND, A SERIES OF THE REGISTRANT THAT WAS LIQUIDATED ON SEPTEMBER 12, 2002. RICHFIELD STATE AGENCY, INC., PARENT OF RICHFIELD BANK & TRUST CO., WAS ACQUIRED BY MARSHALL & ILSLEY CORPORATION IN MARCH 2002.

     12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

          RAFFERTY CAPITAL MARKETS, LLC
          59 HILTON AVENUE, SUITE 101
          GARDEN CITY, NY 11530

     13.  If the fund is a unit investment trust ("UIT") provide: NOT APPLICABLE

          (a)  Depositor's name(s) and address(es): ____________________________

          (b)  Trustee's name(s) and address(es): ______________________________

     14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?


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          [ ]  Yes   [X]  No

          If Yes, for each UIT state:

               Name(s): ________________________________________________________

               File No.: 811-________

               Business Address: _______________________________________________

     15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

               [X]  Yes   [ ]  No

          If Yes, state the date on which the board vote took place: JULY 24,
          2006

          If No, explain:

          (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

               [X]  Yes   [ ]  No

          If Yes, state the date on which the shareholder vote took place:
          NOVEMBER 3, 2006

          If No, explain: ______________________________________________________

II.  DISTRIBUTION TO SHAREHOLDERS

     16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

          [X]  Yes   [ ]  No

          (a) If Yes, list the date(s) on which the fund made those distributions: NOVEMBER 13, 2006

          (b)  Were the distributions made on the basis of net assets?

               [X]  Yes   [ ]  No

          (c)  Were the distributions made pro rata based on share ownership?

               [X]  Yes   [ ]  No

          (d) If No to (b) or (c) above, describe the method of distribution to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

BREMER FUND PORTFOLIO      EXCHANGE RATIO   ACQUIRING FUND
---------------------      --------------   --------------
BREMER GROWTH STOCK FUND   0.394282834      TRP BLUE CHIP GROWTH FUND
BREMER BOND FUND           1.105000000      TRP NEW INCOME FUND

          "TRP" MEANS T. ROWE PRICE.


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          THE EXCHANGE RATIO FOR EACH BREMER FUND PORTFOLIO WAS CALCULATED BY
          DIVIDING THE NUMBER OF SHARES OF THE ACQUIRING FUND TO BE ISSUED BY THE NUMBER OF OUTSTANDING SHARES OF THE CORRESPONDING BREMER FUND, EACH AS OF THE VALUATION TIME. IN EACH CASE, THE NUMBER OF SHARES OF THE ACQUIRING FUND TO BE ISSUED HAD AN AGGREGATE NET ASSET VALUE EQUAL TO THE AGGREGATE NET ASSET VALUE OF THE CORRESPONDING BREMER FUND PORTFOLIO.

          (e)  Liquidations only:

               Were any distributions to shareholders made in kind?

               [ ]  Yes   [ ]  No

          If Yes, indicate the percentages of fund shares owned by affiliates, or any other affiliation of shareholders:

          ______________________________________________________________________

     17.  Closed-end funds only:

          Has the fund issued senior securities? NOT APPLICABLE

          [ ]  Yes   [ ]  No

          If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

          ______________________________________________________________________

     18.  Has the fund distributed all of its assets to the fund's shareholders?

          [X]  Yes   [ ]  No

          If No,

          (a) How many shareholders does the fund have as of the date this form is filed?

               _________________________________________________________________

          (b) Describe the relationship of each remaining shareholder to the fund:

               _________________________________________________________________

     19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

          [ ]  Yes   [X]  No

          If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

          ______________________________________________________________________

III. ASSETS AND LIABILITIES

     20.  Does the fund have any assets as of the date this form is filed?

          [ ]  Yes   [X]  No

          If Yes,

          (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

               _________________________________________________________________

          (b)  Why has the fund retained the remaining assets?

               _________________________________________________________________


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          (c)  Will the remaining assets be invested in securities?

               [ ]  Yes   [ ]  No

     21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

          [ ]  Yes   [X]  No

          If Yes,

          (a)  Describe the type and amount of each debt or other liability;

               _________________________________________________________________

          (b) How does the fund intend to pay these outstanding debts or other liabilities?

               _________________________________________________________________

IV.  INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

     22.  (a)  List the expenses incurred in connection with the Merger or
               Liquidation:

               (i)  Legal expenses: $150,000

               (ii) Accounting and administrative expenses: $9,100

               (iii) Other expenses (list and identify separately):

Printing:     $10,575
Mailing:      $ 7,300
Special
   Meeting:   $ 2,500
Total:        $20,375

               (iv) Total expenses (sum of lines (i)-(iii) above): $179,475

          (b) How were those expenses allocated? 100% TO BREMER TRUST, NATIONAL ASSOCIATION, THE INVESTMENT ADVISER

          (c) Who paid the expenses? BREMER TRUST, NATIONAL ASSOCIATION, THE INVESTMENT ADVISER

          (d)  How did the fund pay for unamortized expenses (if any)? N/A

     23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

          [ ]  Yes   [X]  No

          If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

          ______________________________________________________________________

V.   CONCLUSION OF FUND BUSINESS

     24.  Is the fund a party to any litigation or administrative proceeding?

          [ ]  Yes   [X]  No


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          If Yes, describe the nature or any litigation or proceeding and the position taken by the fund in that litigation:

          ______________________________________________________________________

     25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

          [ ]  Yes   [X]  No

          If Yes, describe the nature and extent of those activities:

          ______________________________________________________________________

VI.  MERGERS ONLY

     26.  (a)  State the name of the fund surviving the Merger:

               T. ROWE PRICE BLUE CHIP GROWTH FUND, INC.
               T. ROWE PRICE NEW INCOME FUND, INC.

          (b) State the Investment Company Act file number of the fund surviving the Merger:

               T. ROWE PRICE BLUE CHIP GROWTH FUND, INC.:  811-07059
               T. ROWE PRICE NEW INCOME FUND, INC.:  811-02396

          (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

               FILED AS AN EXHIBIT TO THE REGISTRATION STATEMENT ON FORM N-14AE OF THE REGISTRANTS LISTED IN ITEM 26(A) ABOVE, SEC ACCESSION NO. 0000080249-06-000062, FILING DATE: 2006-08-18.

          (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.


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                                  VERIFICATION

     The undersigned states that (i) he has executed this Form N-8F application for an order under Section 8(f) of the 1940 Act on behalf of Bremer Investment Funds, Inc., (ii) he is the President of Bremer Investment Funds, Inc., and
(iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.


                                        By: /s/ Joel W. Reimers
                                            ------------------------------------
                                            Joel W. Reimers
                                            President


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